Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(2)
July 2, 2007 at 2:00 pm

AMER SPORTS TO REORGANIZE EXECUTIVE LEVEL STRUCTURE

Amer Sports Corporation is reorganizing its executive structure to improve the efficiency of its operations. The purpose of this reorganization is to ensure the efficient implementation of Group development and change projects. The changes will be effective as of September 1, 2007.

BUSINESS AREAS

Winter & Outdoor
Salomon, Atomic, Mavic, Arc'teryx and Bonfire will form the new Winter & Outdoor business unit. Kari Kauniskangas, currently Amer Sports SVP of Sales and Distribution, will lead the new unit. The presidents of Salomon and Atomic, Jean-Luc Diard and Michael Schineis, will report to Kauniskangas.

The goal of the reorganization is to guarantee future development of the Group's winter sports and apparel and footwear categories and to ensure that synergies based on the Group's current plans and strategy will be efficiently realized.

Suunto, Wilson and Precor will continue to operate as distinct units.

GROUP LEVEL FUNCTIONS

Sales and Channel Management
The Sales and Channel Management unit will include the Group's sales and distribution functions. The unit will be lead by Thomas Ehrnrooth, currently the Global Vice President of Sales and Marketing for Salomon. The regional general managers Mike Dowse (Winter & Outdoor Americas), Francois Fauroux (EMEA), Matt Gold (Asia Pacific), David Deasley (Canada) and Juan Carlos Aziz (Latin America) will report to Ehrnrooth. Emerging markets and retail concepts will also be a part of this unit.

Supply Chain Management and Information Technology
The corporate supply chain management and IT functions will develop the Group's supply chain, logistics processes and IT systems. The leader of this function will be announced later. Thomas Henkel (information systems), Michel Joulot (Asian sourcing organization) and Eero Alperi (supply chain development) will report to the leader of the new unit.

Finance, administration and communications
Other Amer Sports corporate functions include planning and control (Kai Tihilä), treasury (Esko Heinälehto), communications and brand management (Max Alfthan), legal services (Kristiina Huttunen), investor relations and business intelligence (Tommy Ilmoni) and human resources (Christel Berghäll). These functions will report to CFO Pekka Paalanne. Paalanne will continue to act as Deputy to the President and CEO.

Amer Sports Executive Board
Amer Sports Executive Board members are:
- Roger Talermo, President and CEO
- Pekka Paalanne, Senior Vice President and CFO, Deputy to President and CEO
- Max Alfthan, Senior Vice President, Communications
- Kari Kauniskangas, Winter & Outdoor
- Jean-Luc Diard, Salomon
- Chris Considine, Wilson
- Paul Byrne, Precor
- Michael Schineis, Atomic
- Juha Pinomaa, Suunto




Thomas Ehrnrooth (sales and channel management), and the future leader of supply chain management will become members of the Executive Board.

For further information, please contact:
Max Alfthan, Senior Vice President, Communications, Amer Sports,
tel. +358 400 461 640

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END